UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 2, 2005**



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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On November 2, 2005, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended September 30, 2005, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on November 2, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Emil Hensel
Chief Financial Officer

Dated: November 7, 2005

LINKS

Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS THIRD QUARTER 2005 RESULTS

BOCA RATON, Fla. – November 2, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $162.6 million for the third quarter ended September 30, 2005, and income from continuing operations of $5.2 million, or $0.16 per diluted share. Net income for the third quarter of 2005 was $5.0 million, or $0.15 per diluted share. In the third quarter of 2004, the Company had revenue of $162.0 million, income from continuing operations of $5.2 million, or $0.16 per diluted share, and net income of $5.1 million, or $0.16 per diluted share. Cash flow from operations for the third quarter of 2005 was $11.2 million.

For the nine month period ended September 30, 2005, Cross Country Healthcare reported revenue of $479.6 million and income from continuing operations of $10.4 million, or $0.32 per diluted share. Net income for the first nine months of 2005 was $9.9 million, or $0.30 per diluted share. This compares to revenue of $494.6 million, income from continuing operations of $14.8 million, or $0.45 per diluted share, and net income of $15.1 million, or $0.46 per diluted share, in the first nine months of the prior year. Cash flow from operations for the first nine months of 2005 was $20.9 million.

"We are pleased to report a sequentially stronger third quarter and remain encouraged by the direction and dynamics of our core nurse staffing business. Absent Hurricane Wilma, we expected our fourth quarter staffing volume and gross margin to be up sequentially and year over year. While our fourth quarter volume has been impacted by the hurricane, we believe it will be a temporary setback and that the fundamentals of our core nurse staffing business are stronger than they have been for several years" said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"Recognizing that Hurricane Wilma was the most significant storm in Palm Beach County in our operating history, I believe the impact on our business could have been more severe were it not for the dedication and effort of our employees at our Boca Raton headquarters, and particularly at our back-up facilities in Malden, Massachusetts and Tampa, Florida. Their efforts allowed us to meet our commitments to the hospital clients we serve and the healthcare professionals we employ. I want to expressly thank them for their dedication to our Company," added Mr. Boshart.

Healthcare Staffing

For the third quarter of 2005, the healthcare staffing business segment (travel and per diem nurse, allied health and clinical trials staffing) generated revenue of $150.8 million as compared with revenue of $151.7 million in the same quarter of the prior year. Segment revenue increased 2.5% sequentially from the second quarter of 2005 and declined by less than 1% from the year ago quarter, reflecting revenue growth in the clinical trials staffing business that was offset by a slight decline in nurse staffing revenue and volume. During the third quarter, healthcare staffing segment volume increased slightly sequentially from the second quarter of 2005 and decreased 1% on a year over year basis.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), was $16.0 million in the third quarter of 2005, or 10.6% of segment revenue, as compared to $15.3 million, or 10.1% of segment revenue, in the same quarter of 2004. The increase reflects an improvement in the gross profit margin due primarily to a widening of the bill/pay spread in the Company's core nurse staffing business as well as lower insurance expenses.

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For the first nine months of 2005, segment revenue decreased on a year over year basis by 4% to $444.8 million from $464.0 million in the same period a year ago, and contribution income declined by 16% to $38.5 million from $45.9 million in the prior year period.

Other Human Capital Management Services

For the third quarter of 2005, the other human capital management services business segment (education and training and retained search businesses) generated revenue of $11.7 million, a 14% increase from revenue of $10.3 million in the same quarter in the prior year. Both the retained search and the education and training businesses contributed to the increase in revenue. Contribution income in the third quarter of 2005 improved to $2.2 million, a 60% increase over the same quarter a year ago, reflecting substantial improvements in both businesses.

For the first nine months of 2005, segment revenue increased on a year over year basis by 14% to $34.8 million from $30.6 million in the same period a year ago, and contribution income rose by 35% to $6.4 million from $4.7 million in the prior year period.

New Credit Facility

During the fourth quarter of 2005, the Company intends to enter into a new Senior Secured Revolving Credit Facility consisting of a 5-year $75 million revolving credit instrument, which is expandable up to an additional $50 million in borrowings under certain circumstances. This new credit facility will be used to refinance all of the Company's existing indebtedness under its current credit facility, for general corporate purposes including working capital, capital expenditures and permitted acquisitions and investments, as well as to pay fees and expenses related to the new credit facility. The Company expects this new credit facility will reduce its interest rate spread over LIBOR by 175 to 200 basis points. The Company also expects its earnings for the fourth quarter to include a $0.03 per diluted share after-tax charge for the early extinguishment of debt related to the repayment of the existing credit facility. The closing of the refinancing is subject to certain conditions and there can be no assurances that such conditions will be met.

Debt Repayment

During the third quarter of 2005, Cross Country Healthcare made net payments of $7.4 million under its term loan and revolving credit facilities. At September 30, 2005, the Company had approximately $31.3 million of total debt on its balance sheet, which represented a 8.1% debt to total capitalization ratio.

Stock Repurchase Program Update

The Company repurchased 125,728 shares of its common stock during the third quarter of 2005 at an average price of $18.61 per share. The Company can purchase up to an additional 343,872 shares at an aggregate price not to exceed approximately $8.5 million under this previously authorized stock repurchase program. Under this program, the shares may be purchased from time-to-time in the open market and may be discontinued at any time at the Company's discretion. At September 30, 2005, the Company had approximately 32.2 million shares outstanding.

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Guidance for Fourth Quarter of 2005

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, repurchases of the Company's common stock, or pending legal matters. The Company estimates the impact from Hurricane Wilma on fourth quarter revenue to be approximately $2 million and the earnings impact to be approximately $0.01 per diluted share. Based on this factor and present industry dynamics, Cross Country Healthcare expects revenue in the fourth quarter of 2005 to be in the $160 million to $163 million range and EPS from continuing operations to be in the range of $0.15 to $0.17 per diluted share, excluding the $0.03 per diluted share after-tax charge for the early extinguishment of debt related to the repayment of the existing credit facility.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Thursday, November 3rd at 10:00 a.m. Eastern Time to discuss its third quarter 2005 financial results. This call will be webcast live by Thomson/CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 888-324-6856 from anywhere in the U.S. or by dialing 773-681-5826 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through November 17th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on November 3rd through November 17th by calling 888-562-4352 from anywhere in the U.S. or by calling 203-369-3179 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company's, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2004. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that its silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	% Change	2005	2004	% Change
Revenue from services	$ 162,571	$ 161,962	0%	$ 479,607	$ 494,624	(3%)
Operating expenses:						
Direct operating expenses	124,662	126,620	(2%)	375,832	386,280	(3%)
Selling, general and administrative expenses	26,686	24,487	9%	78,772	74,391	6%
Bad debt expense	144	(6)	(2500%)	583	1,093	(47%)
Depreciation	1,206	993	21%	3,551	3,867	(8%)
Amortization	356	356	0%	1,068	1,224	(13%)
Total operating expenses	153,054	152,450	0%	459,806	466,855	(2%)
Income from operations	9,517	9,512	0%	19,801	27,769	(29%)
Other expenses:						
Interest expense, net	953	1,109	(14%)	2,822	3,672	(23%)
Income from continuing operations before income taxes	8,564	8,403	2%	16,979	24,097	(30%)
Income tax expense	3,314	3,235	2%	6,571	9,277	(29%)
Income from continuing operations	5,250	5,168	2%	10,408	14,820	(30%)
Discontinued operations, net of income taxes	(268)	(34)	688%	(541)	268	302%
Net income	$ 4,982	$ 5,134	(3%)	$ 9,867	$ 15,088	(35%)
Net income/(loss) per common share - basic:						
Income from continuing operations	$ 0.16	$ 0.16		$ 0.32	$ 0.46	
Discontinued operations, net of income taxes	(0.01)	(0.00)		(0.01)	0.01	
Net income per common share - basic	$ 0.15	$ 0.16		$ 0.31	$ 0.47	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.16	$ 0.16		$ 0.32	$ 0.45	
Discontinued operations, net of income taxes	(0.01)	(0.00)		(0.02)	0.01	
Net income per common share - diluted	$ 0.15	$ 0.16		$ 0.30	$ 0.46	
Weighted average common shares outstanding – basic	32,290	32,025		32,250	31,954	
Weighted average common shares outstanding – diluted	32,943	32,504		32,800	32,554	

(a) The prior period has been reclassified to conform to the 2005 presentation, primarily due to the reclassification of Cross Country Consulting, Inc.'s results to discontinued operations.

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheet
(Unaudited, amounts in thousands)

	September 30, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	104,431	95,439
Income taxes receivable	4,959	3,100
Deferred income taxes	6,795	4,949
Other current assets	22,562	13,199
Total current assets	138,747	116,687
Property and equipment, net	16,413	11,840
Goodwill, net	302,854	302,854
Trademarks, net	15,499	15,499
Other identifiable intangible assets, net	5,746	6,814
Other assets, net	1,397	2,301
Total assets	$ 480,656	$ 455,995
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 9,464	$ 5,993
Accrued employee compensation and benefits	48,393	32,031
Current portion of long-term debt and note payable	2,440	2,408
Other current liabilities	4,958	4,326
Total current liabilities	65,255	44,758
Deferred income taxes	30,707	24,996
Long-term debt	28,836	39,867
Total liabilities	124,798	109,621
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	256,797	257,180
Retained earnings	99,058	89,191
Total stockholders' equity	355,858	346,374
Total liabilities and stockholders' equity	$ 480,656	$ 455,995

Cross Country Healthcare, Inc.
Segment Data (a) (b)
(Unaudited, dollar amounts in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	% Chang	2005	2004	% Change
Revenue from unaffiliated customers:						
Healthcare staffing	$ 150,842	$ 151,684	(1%)	$ 444,800	$ 464,001	(4%)
Other human capital management services	11,729	10,278	14%	34,807	30,623	14%
	$ 162,571	$ 161,962	0%	$ 479,607 $	494,624	(3%)
Contribution income (c):						
Healthcare staffing	$ 15,960	$ 15,326	4%	$ 38,500	$ 45,913	(16%)
Other human capital management services	2,197	1,372	60%	6,358	4,708	35%
	18,157	16,698	9%	44,858	50,621	(11%)
Unallocated corporate overhead	7,078	5,837	21%	20,438	17,761	15%
Depreciation	1,206	993	21%	3,551	3,867	(8%)
Amortization	356	356	0%	1,068	1,224	(13%)
Interest expense, net	953	1,109	(14%)	2,822	3,672	(23%)
Income from continuing operations before income taxes	$ 8,564	$ 8,403	2%	$ 16,979	$ 24,097	(30%)

Cross Country Healthcare, Inc.
Financial Statistics
(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,	
	2005	2004		2005	2004
Net cash provided by operating activities (in thousands)	$ 11,214	$ 10,266		$ 20,866	$ 36,984
FTEs (d)	5,574	5,644		5,580	5,821
Weeks worked (e)	72,462	73,372		217,620	227,019
Average healthcare staffing revenue per FTE per week (f)	$ 2,082	$ 2,067		$ 2,044	$ 2,044

(a)   Segment data provided is in accordance with FASB Statement 131.

(b)   The prior period has been reclassified to conform to the 2005 presentation, primarily due to the reclassification of Cross Country Consulting, Inc.'s results from continuing operations to discontinued operations. Cross Country Consulting, Inc. was previously included in the other human capital management services business segment.

(c)   Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(d)   FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(e)   Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(f)   Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.